UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2026

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.

Bnei Brak, Israel 5126112

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Press Release

On February 6, 2026, Jeffs’ Brands Ltd (the “Company”) issued a press release titled “Jeffs’ Brands: KeepZone AI Announces Exclusive Agreement for the Reselling of Counter Underwater Systems for Drug Smuggling and Protecting Offshore Assets”, a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030 and File No. 333-287341) and Registration Statements on Form S-8 (File No. 333-269119, File No. 333-280459 and File No. 333-291322), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by Jeffs’ Brands Ltd, dated February 6, 2026, titled “Jeffs’ Brands: KeepZone AI Announces Exclusive Agreement for the Reselling of Counter Underwater Systems for Drug Smuggling and Protecting Offshore Assets”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: February 10, 2026	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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